GOTTEX MULTI-ALTERNATIVES FUND -- I
GOTTEX MULTI-ALTERNATIVES FUND -- II
GOTTEX MULTI-ASSET ENDOWMENT FUND -- I
GOTTEX MULTI-ASSET ENDOWMENT FUND -- II

28 State Street
40th Floor
Boston, MA  02109

November 8, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Larry L. Greene, Esq.

Re:         Gottex Multi-Alternatives Fund -- I
Registration Statement on Form N-2
File Nos.: 333-166621 and 811-22411

Re:         Gottex Multi-Alternatives Fund -- II
Registration Statement on Form N-2
File Nos.: 333-166620 and 811-22414

Re:         Gottex Multi-Asset Endowment Fund -- I
Registration Statement on Form N-2
File Nos.: 333-166619 and 811-22413

Re:         Gottex Multi-Asset Endowment Fund -- II
Registration Statement on Form N-2
File Nos.: 333-166618 and 811-22412

Dear Mr. Greene:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statements on Form N-2 be accelerated so that they will be declared effective on November 9, 2010 or as soon as practicable thereafter.

Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131, as soon as possible as to the time the Registration Statements have been declared effective pursuant to this acceleration request.

GOTTEX MULTI-ALTERNATIVES FUND -- I
GOTTEX MULTI-ALTERNATIVES FUND -- II
GOTTEX MULTI-ASSET ENDOWMENT FUND -- I
GOTTEX MULTI-ASSET ENDOWMENT FUND -- II

By:  /s/ William J. Landes
Name:  William J. Landes
Title:    President and Principal Executive Officer

FORESIDE FUND SERVICES, LLC

By:  /s/ Nanette K. Chern
Name:  Nanette K. Chern
Title:  CCO